Phone:	(212) 885-5205
Fax:	(917) 332-3817
Email:	AJanell@blankrome.com

March 9, 2016

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Samantha Brutlag

Re:	Spirit of America Energy Fund, a series of the Spirit of America Investment Fund, Inc.

File Numbers: 333-27925 and 811-08231

Dear Ms. Brutlag:

On behalf of the Spirit of America Energy Fund (the “Fund”) a series of the Spirit of America Investment Fund, Inc. (the “Corporation”), this letter is in response to the oral comments received on February 10, 2016 from the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) regarding the Corporation’s post-effective amendment to its registration statement filed on December 30, 2015 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Corporation’s responses:

General

1.	Please insert on the cover page the name of the Fund, the ticker symbol, the date of the prospectus and the standard SEC disclosure language.

RESPONSE: The Corporation has made the requested change.

Prospectus

2.	In Footnote 2 of the Fee Table on Page 1, confirm the waiver will be in effect for at least one year as of the effective date of this Registration Statement and revise the footnote accordingly and throughout the amendment wherever the waiver is referenced.

RESPONSE: The Corporation confirms that the waiver will be in effect until April 30, 2017. The Corporation has revised the footnote as follows:

The Adviser has contractually agreed to waive advisory fees and/or reimburse expenses under an Operating Expenses Agreement so that the total operating expenses will not exceed 1.55% and

2.30% of the Class A and Class C average daily net assets, respectively, through April 30, 2017. The waiver does not include front end or contingent deferred loads, taxes, interest, dividend expenses, brokerage commissions or expenses incurred in connection with any merger, reorganization, or extraordinary expenses such as litigation. Any amounts waived or reimbursed by the Adviser are subject to reimbursement by the Energy Fund within the following three years, provided the Energy Fund is able to make such reimbursement and remain in compliance with the expense limitations stated above. The Operating Expense Agreement can be terminated at any time, by the Board of Directors, on behalf of the Energy Fund, upon sixty days written notice to the Adviser.

3.	Under Portfolio Turnover, provide the portfolio turnover rate for the most recent fiscal year.

RESPONSE: The Fund has updated the portfolio turnover rate for the fiscal year ended November 30, 2015.

4.	In the Principal Risks of Investing in the Energy Fund Section, please revise the “Limited Operating History” risk.

RESPONSE: The Fund has deleted the Limited Operating History risk, as it is no longer applicable.

5.	In the Principal Risks of Investing in the Energy Fund Section, please add high yield risk, investment in pooled vehicles risk (discuss double fees and expenses for fund of funds) and collateralized mortgage risk.

RESPONSE: The Fund has added the following disclosure to the Principal Risks section:

•	Collateralized Mortgage Obligation (“CMO”) Risk. Risks of investing in CMOs, which is the possibility that the Fund will be less likely to receive payments of principal and interest, and will be more likely to suffer a loss, if there are defaults on the mortgage loans underlying the CMOs. This risk may be increased to the extent that the underlying mortgages include sub-prime mortgages and in relation to the level of subordination of the category of the CMOs held by the Fund. In addition, CMOs may be less liquid or may exhibit greater price volatility than other types of mortgages or asset-backed securities. Some CMOs may be structured in a way that when interest rates change, the impact of changing prepayment rates on the effective maturities of certain issues of these securities is magnified. CMO risk also depends on the issuer. While CMO collateral is typically issued by the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) or Federal Home Loan Mortgage Corporation (“FHLMC”), the CMO itself may be issued by a private party, such as a brokerage firm, that is not covered by government guarantees. CMO collateral may also include different or specialized types of mortgage loans or mortgage loan pools, letters of credit, or other types of credit enhancements and these so-called “private label” CMOs are the sole obligation of their issuer.

•

Investment Companies and Exchange Traded Funds (“ETFs”) Risk. Investments in the securities of ETFs and other investment companies, including money market funds, may involve duplication of advisory fees and certain other expenses. By investing in an ETF or another investment company, the Fund becomes a shareholder of that ETF or other investment company. As a result, Fund shareholders indirectly bear a fund’s proportionate share of the fees and expenses paid by the ETF or other investment company, in addition to the fees and expenses Fund shareholders directly bear in connection with the Fund’s own operations. As a shareholder, the Fund must rely on the ETF or other investment company to achieve its investment objective. If the ETF or other investment company fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Fund’s performance. In addition, because ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange, ETF shares potentially may trade at a discount or a premium. Investments in ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Additionally, despite the short maturities and high credit quality of a money market fund’s investments, increases in interest rates and deteriorations in the credit quality of the instruments the Fund has purchased may reduce the Fund’s yield and can cause the price of a money market security to decrease.

•	Credit Risks of Lower-Grade Securities. Credit risks of lower-grade securities is the possibility that bonds rated below investment grade, or unrated of similar quality (i.e., “junk bonds”), may be subject to greater price fluctuations and risks of loss of income and principal than investment-grade securities. High yield bond issuers often include small or relatively new companies lacking the operating history or capital to warrant investment grade status, former blue chip companies downgraded because of financial problems, companies electing to borrow heavily to finance or avoid a takeover or buyout, and firms with heavy debt loads. Securities that are (or that have fallen) below investment-grade have a greater risk that the issuers may not meet their debt obligations. These types of securities are generally considered speculative in relation to the issuer’s ongoing ability to make principal and interest payments. During periods of rising interest rates or economic downturn, the trading market for these securities may not be active and may reduce the Fund’s ability to sell these securities at an acceptable price. If the issuer of securities is in default in payment of interest or principal, the Fund may lose its entire investment in those securities.

6.	Under Performance Information on page 5, please include performance information for the fiscal year ended November 30, 2015.

RESPONSE: The Fund had updated the Performance Information for the fiscal year ended November 30, 2015.

7.	Under Portfolio Manager on page 6, please disclose how long the Portfolio Manager has managed the Fund.

RESPONSE: The Fund has updated the disclosure as follows:

Portfolio Manager: William Mason serves as the Portfolio Manager and is primarily responsible for the day-to-day management of the Energy Fund. Mr. Mason has been the Portfolio Manager of the Energy Fund since November 18, 2015. He has been overseeing the Fund since inception on July 9, 2014 as the Chief Investment Officer of the Spirit of America Funds. Mr. Mason joined the Adviser on February 29, 2008. Mr. Mason also currently manages the Income Fund which commenced operations on December 31, 2008, and the Opportunity Fund which commenced operations on July 8, 2013, and manages the Real Estate Fund as of November 18, 2015. Prior to managing the Income Fund, Mr. Mason was the Portfolio Manager of the Municipal Tax Free Bond Fund from February 29, 2008 through May 17, 2009.

8.	Under Additional Information about the Investment Objective, Investment Strategies and Related Risks of the Energy Fund, please include principal risks and strategies and explain how this disclosure confirms with Item 9 of Form N-1A.

RESPONSE: The Fund has included principal strategies and principal risks under the Additional Information about the Investment Objective, Investment Strategies and Related Risks of the Energy Fund to conform with Item 9 of Form N-1A.

9.	On page 22, under Frequent Purchases and Redemptions of Fund Shares, please disclose what constitutes a round trip that would result in the Fund restricting further purchases.

RESPONSE: The Fund has added the following disclosure:

Frequent Purchases and Redemptions of Fund Shares: Energy Fund investors may attempt to profit through a practice called market timing or short-term trading in Fund shares. This might be achieved by the purchase and redemption of Fund shares within a short time period. Frequent short-term trading of shares may be detrimental to the long-term performance of the Energy Fund because it may disrupt portfolio management strategy and because it may increase the Fund’s expenses. The Board has adopted the following policies and procedures to discourage market timing. The Energy Fund receives reports from their service provider through which they monitor activity that may be construed to be short-term trading. Short-term trading occurs when the Fund’s shares are bought and sold within less than ten (10) business days. When such activity appears to be taking place, the Energy Fund issues instructions to its service provider to place restrictions on the shareholder’s purchase or exchange activity. From time to time, the Energy Fund may put in place other procedures or practices to detect and/or discourage market timing by investors. However, investors should be aware that the Energy Fund’s procedures, while designed to discourage disruptive trading practices, may not entirely eliminate the possibility that such activity may take place. The ability of the Energy Fund and its agents to detect and curtail excessive trading practices may be limited by operational systems and technological limitations. In addition, the Energy Fund receives purchase, exchange and redemption orders through financial intermediaries and cannot always know or reasonably detect excessive trading which may be facilitated by these intermediaries or by the use of omnibus account arrangements.

10.	On page 30, under MLP Securities, please disclose that if the Fund retains an investment until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates and that shareholders may receive a corrected Form 1099.

RESPONSE: The Fund has updated the disclosure as follows:

When the Fund invests in the equity securities of an MLP, the Fund will be a partner in such MLP. Accordingly, the Fund will be required to include in its taxable income the Fund’s allocable share of the income, gains, losses and deductions recognized by each MLP, whether or not the MLP distributes cash to the Fund. A distribution from an MLP is generally treated as a tax-free return of capital to the extent of the Fund’s tax basis in its MLP interest and as gain from the sale or exchange of the MLP interest to the extent the distribution exceeds the Fund’s tax basis in its MLP interest. If the Fund retains an investment until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates and shareholders may receive a corrected Form 1099. Based upon a review of the historic results of the type of MLPs in which the Fund intends to invest, the Fund expects that the cash distributions it will receive with respect to its investments in equity securities of MLPs will exceed the taxable income allocated to the Fund from such MLPs. No assurance, however, can be given in this regard. If this expectation is not realized, the Fund will have a larger corporate income tax expense than expected, which will result in less cash available to distribute to Holders.

11.	Please include the current income and deferred income as an expense line in the Fee Table.

RESPONSE: The Fund has added the following expense line in the fee table with a corresponding footnote.

Deferred Tax Expense(3)	0.02%	0.02%

(3) The Fund is classified for federal income tax purposes as a taxable regular corporation or so-called Subchapter “C” corporation. As a “C” corporation, the Fund accrues deferred tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of master limited partnerships considered to be a return of capital and for any net operating gains. The Fund’s accrued deferred tax liability, if any, is reflected each day in the Fund’s net asset value per share. The deferred income tax expense/(benefit) represents an estimate of the Fund’s potential tax expense/(benefit) if it were to recognize the unrealized gains/(losses) in the portfolio. An estimate of deferred income tax expense/(benefit) is dependent upon the Fund’s net investment income/(loss) and realized and unrealized gains/(losses) on investments and such expenses may vary greatly from year to year and from day to day depending on the nature of the Fund’s investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year.

12.	Under the Financial Highlights Sections please confirm that you will be including financial information for the fiscal year ended November 30, 2015.

RESPONSE: The Fund has included financial information for the fiscal year ended November 30, 2015.

Statement of Additional Information

13.	On page 11, under Portfolio Turnover, please disclose the portfolio turnover rate for the fiscal year ended November 30, 2015.

RESPONSE: The Fund has disclosed the portfolio turnover rate for the fiscal year ended November 30, 2015.

14.	On page 32, under Financial Statements please update to include financial statements for the fiscal year ended November 30, 2015.

RESPONSE: The Fund has updated the Financial Statements section to include financial statements for the fiscal year ended November 30, 2015.

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The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the Prospectus and Statement of Additional Information to be filed under Rule 485(b) on March 15, 2016.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell